Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement

No. 333-237870

December 6, 2022

PRICING TERM SHEET

BRANDYWINE OPERATING PARTNERSHIP, L.P.

$350,000,000 7.550% GUARANTEED NOTES DUE 2028

Issuer:	Brandywine Operating Partnership, L.P.

Guarantor:	Brandywine Realty Trust

Type of Offering:	SEC registered

Trade Date:	December 6, 2022

Settlement Date:	December 13, 2022 (T+ 5)

The settlement date of the Notes is the fifth business day following the trade date (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this Term Sheet or the following two business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this Term Sheet or the following two business days should consult their advisors.

Title of Securities:	$350,000,000 7.550% Guaranteed Notes due 2028 (the “Notes”)

Principal Amount:	$350,000,000

Maturity Date:	March 15, 2028

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2023

Coupon (Interest Rate):	7.550%

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes and the Guarantee—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated December 6, 2022.

Benchmark Treasury:	3.875% due November 30, 2027

Benchmark Treasury Price / Yield:	100-14 1⁄4 / 3.776%

Spread to Benchmark Treasury:	+400 basis points (4.000%)

Yield to Maturity:	7.776%

Price to Public:	99.058%

Optional Redemption:	Prior to February 15, 2028 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less interest accrued to the date of redemption or (b) 100% of the principal amount of the notes to be redeemed, plus in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	105340 AR4 / US105340AR47

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
PNC Capital Markets LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Citizens Capital Markets, Inc.
M&T Securities, Inc.
TD Securities (USA) LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Synovus Securities, Inc.

Expected Ratings*:	Moody’s: Baa3 (negative)
S&P: BBB- (stable)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or by calling Citigroup Global Markets Inc. at 1-800-831-9146.